October 20, 2009
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:       Mr. H. Roger Schwall, Assistant Director

Re:	Delta Petroleum Corporation Preliminary Proxy Statement on Schedule 14A Filed August 18, 2009 File No. 0-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated September 8, 2009 with regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 18, 2009 (the “Proxy Statement”). A revised Preliminary Proxy Statement on Schedule 14A is enclosed, marked to show the changes we are proposing in response to Staff comments.
For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.
RESPONSES TO SEC COMMENTS
Preliminary Proxy Statement on Schedule 14A filed August 18, 2009
SEC Comment:
General
1.	We have received your response letter dated September 4, 2009 that you submitted in connection with comments on your annual report on Form 10-K for the fiscal year ended December 31, 2008 and related filings. When we have had the opportunity to review such response letter, we may have additional comments on the executive compensation disclosure provided in your preliminary proxy statement. You will need to resolve the comments related to executive compensation before you can file your definitive proxy statement.

U.S. Securities and Exchange Commission
October 20, 2009

Registrant’s Response:
The Company acknowledges the fact that the outstanding comments relating to executive compensation must be resolved before the Company can file its definitive proxy statement. In the interim, the Proxy Statement has been revised in response to the Staff’s prior comments relating to the Company’s executive compensation disclosure, which revisions are consistent with the Company’s response letters dated September 4, 2009 and October 20, 2009.
SEC Comment:
Proposal 1 — Increase in Authorized Common Stock, page 5
2.	Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.
Registrant’s Response:
Proposal 1 in the Proxy Statement has been revised in response to the Staff’s comment, and now sets forth a description of the Company’s current plans to issue a portion of the newly available authorized shares of common stock.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-575-0307.
Regards,
/s/ Kevin K. Nanke
Kevin K. Nanke,
Chief Financial Officer
Enclosures

CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)